SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of August 2008

Commission File Number 001-33692

China Digital TV Holding Co., Ltd.
(Translation of registrant’s name into English)

Jingmeng High-Tech Building B, 4th Floor
No. 5 Shangdi East Road
Haidian District, Beijing 100085
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- .)

EXHIBITS

Exhibit Number		Page

99.1	Press release, dated August 6, 2008	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA DIGITAL TV HOLDING CO., LTD.

Date: August 6, 2008	By:	/s/ Liang XU
Name: Liang XU
Title: Chief Financial Officer

China Digital TV Announces Unaudited Second Quarter 2008 Results

BEIJING, China, August 6 2008-- China Digital TV Holding, Co. Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (CA) systems to China’s rapidly growing digital television market, today announced its unaudited financial results for the second quarter ended June 30, 2008.

Highlights for the Second Quarter 2008

●	Net revenues in the second quarter were US$19.4 million, a 74.2% increase from the corresponding period in 2007 and a 12.5% increase from the first quarter of 2008.

●	Income from operation in the second quarter was US$11.2 million, a 70.1% increase from the corresponding period in 2007 and a 9.4% increase from the first quarter of 2008.

●	Basic earnings per share in the second quarter were US$0.20, compared to US$0.14 in the corresponding period of 2007 and US$0.20 in the first quarter of 2008.

●
China Digital TV sold approximately 2.69 million smart cards during the second quarter, an increase of 75.8% from the corresponding period in 2007 and an increase of 16.8% from the first quarter of 2008.

●	Gross margin was 79.8% in the second quarter of 2008, compared to 80.3% in the corresponding period in 2007 and 80.9% in the first quarter of 2008.

●
Operating margin, defined as income from operation divided by net revenue, for the second quarter of 2008 was 57.6%, compared to 58.9% in the corresponding period of 2007, and 59.1% in the first quarter of 2008.

●
During the second quarter, according to market data collected by the Company, China Digital TV entered into 10 new contracts to install CA systems out of a total of 16 contracts entered into in China during the quarter.

“This was another solid quarter for China Digital TV. Strong results in our core CA business affirm the steady growth trajectory of our business” said Mr. Jianhua Zhu, China Digital TV’s chief executive officer. Zhu continued, “In the second quarter, we celebrated groundbreaking events in our value added services (VAS) business. We signed joint venture agreements with partners in the cities of Guangzhou and Dongguan to develop and market various digital TV-based applications. The formation of these joint ventures is a significant step for us. China Digital TV is one of the few pioneers making real progress in the promising VAS business in the digital TV industry in China.

Mr. Mason Xu, China Digital TV’s chief financial officer, added, “In the past quarter, we posted a 74% year-over-year increase in net revenues with healthy margins. Also, according to in-house data, we signed over 60% of the available contracts to install CA systems with network operators in China over the quarter. We achieved strong results despite cumulative negative effects from the earthquake in southwestern China, early impact from cable operators’ postponing network upgrades until after the Beijing Olympic Games to be held this August and September and substantial investments made in our VAS business. Our results are compelling evidence that our company continues to leverage strong fundamentals to support future growth.”

Second quarter 2008 Results

(Note: Unless otherwise stated, all financial statement amounts used in this press release are based on U.S. GAAP.)

In the second quarter of 2008, China Digital TV reported net revenues of US$19.4 million, an increase of 74.2% from US$11.1 million in the second quarter of 2007 and an increase of 12.5% from US$17.2 million in the first quarter of 2008. The increase in net revenues was due to an increase in the volume of smart cards sold.

According to Company data, in the second quarter of 2008, China Digital TV entered into 10 new contracts to install CA systems with network cable operators out of a total of 16 such contracts signed in China.

Revenues from smart cards and related products were US$18.1 million in the second quarter of 2008, an increase of 79.0% from the corresponding period of 2007 and an increase of 14.2% from the first quarter of 2008. Sales of smart cards and related products accounted for 92.7% of the total revenues for this quarter, up from 91.1% as percentage of smart card sales in the total revenues in the first quarter.

In the second quarter, of 180 existing operator customers, a total of 142 bought smart cards from the Company, compared with 135 in the first quarter. Revenue from the top five customers accounted for 30.9% of total revenues, compared to 48.4% in the first quarter.

Revenues from services were US$1.4 million in the second quarter of 2008, an increase of 29.4% from the corresponding period in 2007 and a decrease of 8.5% from the first quarter of 2008. Service revenue accounted for 7.3% of total revenues for this quarter. The quarter-over-quarter decrease is mainly due to a 30% decline in licensing income. In the second quarter, China Digital TV issued fewer certificates to set-top box manufacturers for CA system terminal-end software and set-box design than in the first quarter.

Gross profit in the second quarter of 2008 was US$15.5 million, an increase of 73.2% from US$8.9 million in the corresponding period of 2007 and an increase of 10.9% from US$14.0 million in the first quarter of 2008. Gross margin was 79.8% in the second quarter of 2008, compared to 80.3% in the corresponding period in 2007 and 80.9% in the first quarter of 2008.

Average selling price (ASP) decreased by 3.6% in the second quarter while unit cost decreased by 5.5%. The decrease in unit cost was mainly due to decreases in the cost of computer chips used in smart cards and outsourcing expenses. The slight decrease in overall gross margin mainly reflects a decline in gross margin of the system integration business.

Operating expenses in the second quarter of 2008 were US$4.3 million, an increase of 81.7% from US$2.4 million in the corresponding period of 2007 and an increase of 14.8% from US$3.8 million in the first quarter of 2008. In the second quarter, the Company hired 23 new employees, bringing the total number of employees to 462.

●
Research and development expenses in the second quarter increased 53.4% to US$1.6 million from US$1.1 million in the corresponding period of 2007 and increased 12.2% from US$1.4 million in the first quarter of 2008. The year-over-year and quarter-over-quarter increases were largely due to an increase of R&D headcount and R&D outsourcing expenses during the period.

●
Sales and marketing expenses in the second quarter of 2008 increased 103.9% to US$1.3 million from US$0.6 million in the corresponding period of 2007 and increased 20.9% from US$1.0 million in the first quarter of 2008. The year-over-year and quarter-over-quarter increases were primarily due to increases in sales and marketing headcount and costs associated with corporate marketing and promotional activities.

●
General and administrative expenses in the second quarter of 2008 increased 104.6% to US$1.4 million from US$0.7 million in the corresponding period of 2007 and increased 12.8% from US$1.3 million in the first quarter of 2008. The year-over-year and quarter-over-quarter increase was primarily due to increases in headcount, especially more experienced higher-level and managerial staff. Additionally, professional service expenses increased in the second quarter.

Operating margin, defined as income from operations divided by net revenue, in the second quarter of 2008 was 57.6%, compared to 58.9% in the corresponding period of 2007 and 59.1% in the first quarter of 2008.

Income tax expense in the second quarter of 2008 was US$1.5 million, an increase of 126.1% year-over-year and 11.1% sequentially. The year-over-year increase was due to increased profit and new Enterprise Income Tax Law of the PRC, which took effect in January 2008. China Digital TV plans to apply for “New and High-Tech Enterprise” status, with an applicable 15% tax rate and a 50% reduction in 2008. Prior to receiving official approval of this status, the Company calculates income tax expense based on the 25% statutory tax rate, according to the new Enterprise Income Tax Law and a 50% reduction, resulting in a 12.5% income tax rate for the first half of 2008, rather than the 7.5% tax rate used last year.

Net income in the second quarter of 2008 was US$11.2 million, an increase of 88.2% from US$6.0 million in the corresponding period of 2007 and a decrease of 1.2% from US$11.4 million in the first quarter of 2008. The slight quarter-over-quarter decrease reflects the decline in interest income, due to a decrease in interest rates in the United States and a one-time RMB2 million special donation to earthquake affected regions in Sichuan, China.

Non-GAAP net income, defined as net income excluding certain non-cash expenses, including share-based compensation expenses and amortization of acquired intangible assets, in the second quarter of 2008 was US$11.5 million, an increase of 76.5 % from US$6.5 million in the corresponding period of 2007 and a decrease of 3.0% from US$11.9 million in the first quarter of 2008.

As of June 30, 2008, China Digital TV had cash and cash equivalents, restricted cash and deposits with maturity over three months totaling US$269.7 million. Operating cash flow in the second quarter of 2008 was a net inflow of approximately US$9.0 million.

Recent Developments in the second quarter
●
China Digital TV entered into two agreements to form new joint ventures in Guangzhou and Dongguan both in Guangdong province in southern China. These joint ventures plan to focus on developing value-added services for digital TV platforms. The two cities currently have over two million digital TV subscribers in total.

●
China Digital TV was chosen as the conditional access (CA) system provider for two provincial cable TV network operators, Hubei Chutian Digital TV Technology Co.,Ltd and Hebei Media Information Network Holdings Co. Ltd, which together serve more than eight million households. The ten operators signed in the second quarter serve over ten million households in total.

●
China Digital TV was designated as a mobile TV solution developer by the State Administration of Radio, Film and Television (SARFT), China's regulatory authority of broadcasting. Under the agreement signed with Zhongguang Satellite Mobile Broadcasting Corporation, a company affiliated with SARFT, China Digital TV will develop Electronic Service Guides (ESGs) based on the China Mobile Multimedia Broadcasting (CMMB) standard, a home-grown broadcasting platform designed for mobile devices.

●
China Digital TV launched STV-RT10UP, a chip used in digital PC-TV receiving card, which enables PC to support digital video recorder (DVR) HDTV functions on three channels simultaneously. The Company plans to start marketing this innovative digital TV solution later this year. The product initially targets viewers who watch analog TV programs on their PCs, currently estimated at over 10 million people in China.

Outlook for the third quarter ended September 30, 2008 and the full year 2008

Based on information available on August 6, 2008, China Digital TV expects its net revenues for the third quarter of 2008 to be in the range of US$15.5 million to US$16.5 million, representing year-over-year growth in the range of 8% to 15%.

In May, a massive earthquake hit Sichuan province in southwestern China causing certain operators focus on recovery efforts and postpone planned network upgrades. Another macro issue affecting the third quarter is the 2008 Beijing Olympic Games. The Company has found a great number of operators have decided to wait until after the Games to make any technological changes to their network systems, ensuring that all existing systems are functioning properly during the Olympic Games. These operators will delay placing smart card orders. Both of these one-time events will impact on third quarter results.

China Digital TV expects many of the orders deferred in the third quarter will be made up in the fourth quarter. Therefore, for the full year 2008, the Company maintains the forecast of smart card shipment volume at approximately 11 million.

Based on updated mid-year projections, China Digital TV has narrowed 2008 expectation of full year net revenues to the range of US$80 million to US$83 million from the previous range of US$79 million to US$84 million, representing year-over-year growth in the range of 44% to 50%.

China Digital TV’s management will hold a conference call at 8 p.m. on August 6, 2008 U.S. Eastern Time (8 a.m. on August 7, 2008 Beijing/Hong Kong time).

Dial-in details for this conference call are as follows:
United States Toll Free:	+1.888.396.2386
International:	+1.617.847.8712
Hong Kong:	+852.3002.1672
China Toll Free:	+10.800.130.0399

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode for all regions is “China Digital TV Earnings Call.”

Additionally, a live and archived webcast of this conference call will be accessible through the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn .

A replay may be accessed by phone at the following number until September 13, 2008:
United States:	+1.888.286.8010
International:	+1.617.801.6888
Passcode:	89545650

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the third quarter of 2008 and full year of 2008 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans. China Digital TV may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our registration statement on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of conditional access (“CA”) systems to China’s rapidly growing digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its subsidiaries, Beijing Super TV Co., Ltd. and Beijing Novel-Super Media Investment Co., Ltd, and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn .

For investor and media inquiries, please contact:

In China:

Eric Yuan
China Digital TV
Tel: +86.10.8279-0021
Email: ir@novel-supertv.com

Helen Plummer
Ogilvy Financial, Beijing
Tel: +86-10 8520-3090
Email: helen.plummer@ogilvy.com

In the United States:

Jessica Barist Cohen
Ogilvy Financial, New York
Tel: +1-646-460-9989
Email: jessica.cohen@ogilvy.com

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations ( in U.S. dollars in thousands, except share data )

	For the three months ended
	June 30, 2008	March 31, 2008	June 30, 2007
Revenues:
Products	18,069	15,822	10,095
Services	1,413	1,545	1,092
Total revenues	19,482	17,367	11,187
Business taxes	(94)	(126)	(57)
Net revenue	19,388	17,241	11,130

Cost of revenues:
Products	(2,908)	(2,624)	(1,487)
Services	(1,008)	(664)	(710)
Total cost of revenues	(3,916)	(3,288)	(2,197)
Gross profit	15,472	13,953	8,933

Operating expenses:
Research and development expenses	(1,614)	(1,439)	(1,052)
Sales and marketing expenses	(1,262)	(1,044)	(619)
General and administrative expenses	(1,436)	(1,273)	(702)
Total operating expense	(4,312)	(3,756)	(2,373)

Income from operation	11,160	10,197	6,560

Interest income	1,778	2,379	62
Other (expense) /income	(232)	115	-
Income before income tax	12,706	12,691	6,622
Income tax benefits / (expenses)
Income tax-current	(1,433)	(1,345)	(659)
Income tax-deferred	(23)	35	15
Net income before minority interest and net (loss) / income from equity method investments	11,250	11,381	5,978
Minority interest	1	-	-
Net (loss)/ income from equity method investments	(3)	4	-
Net income	11,248	11,385	5,978

Net income per share:
Basic ordinary shares	0.20	0.20	0.14
Basic preferred shares	-	-	0.14
Diluted ordinary shares	0.18	0.19	0.13

Weighted average shares used in computation:
Basic ordinary shares	57,346,818	57,296,932	34,000,000
Basic preferred shares	-	-	9,496,932
Diluted ordinary shares	60,915,126	61,082,377	37,264,505

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets ( in U.S. dollars in thousands )

ASSETS	June 30, 2008	December 31, 2007
Current assets:
Cash and cash equivalents	232,174	228,958
Restricted cash	2,149	706
Deposits with maturity over three months	35,369	17,948
Accounts receivable	10,261	6,118
Inventories, net	3,485	2,967
Prepaid expenses and other current assets	2,185	1,254
Amounts due from related parties	1,509	1,277
Deferred costs-current	330	541
Deferred income taxes - current	170	184
Total current assets	287,632	259,953
Property and equipment, net	1,582	1,379
Intangible assets, net	859	1,002
Goodwill	497	467
Long-term investments	441	396
Deferred costs-non-current	340	488
Deferred income taxes - non-current	92	50
Total assets	291,443	263,735

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	636	485
Accrued expenses and other current liabilities	4,981	4,757
Deferred revenue - current	3,611	4,784
Income tax payable	2,012	722
Total current liabilities	11,240	10,748
Deferred revenue-non-current	831	1,136
Total Liabilities	12,071	11,884
Minority interest	4,720	4,000
Shareholders’ equity:
Ordinary shares	29	29
Additional paid-in capital	225,470	224,863
Statutory reserve	5,688	5,688
Accumulated profit	36,977	14,344
Accumulated other comprehensive income	6,488	2,927
Total shareholders’ equity	274,652	247,851
TOTAL LIABILITIES, MINORITY INTEREST, AND
SHAREHOLDERS’ EQUITY	291,443	263,735

Reconciliation of Non-GAAP Measures

Non-GAAP net income excludes certain non-cash expenses, including share-based compensation expenses and amortization of acquired intangible assets. We believe that these non-GAAP financial measures provide meaningful supplemental information regarding our performance and liquidity by excluding certain non-cash expenses that may not be indicative of our operating performance from a cash perspective. We believe that both management and investors benefit from referring to this additional information in assessing our performance and when planning and forecasting future periods.

	For the three months ended
	June 30, 2008	March 31, 2008	June 30, 2007

Net income - GAAP	11,248	11,385	5,978
Share - based compensation	161	382	378
Amortization of intangible assets	102	99	165

Net income - Non-GAAP	11,511	11,866	6,521